VIA EDGAR

April 2, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tyler Howes

Re:	Pliant Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-294737

Acceleration Request
Requested Date:	April 6, 2026
Requested Time:	4:15 p.m., Eastern Time

Dear Mr. Howes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pliant Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 6, 2026, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

PLIANT THERAPEUTICS, INC.

/s/ Keith Cummings
Keith Cummings, MD, MBA
Chief Financial Officer

cc:

Deepa Rich, Esq., Goodwin Procter LLP

Marianne Sarrazin, Esq., Goodwin Procter LLP

Sam Zucker, Esq., Goodwin Procter LLP